555 12th Street
Oakland, CA 94607

www.matson.com

September 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Wei Lu and Ethan Horowitz

Re:	Matson, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 26, 2021
File No. 001-34187

Dear Ms. Lu and Mr. Horowitz:

In connection with your letter dated September 15, 2021 to the undersigned, Executive Vice President and Chief Financial Officer of Matson, Inc. (“Matson” or the “Company”), we are providing the following response to the comments made by staff members (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”). To assist you in your review, we have included the heading and comment from that letter in italics below followed by the Company’s response in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2020

General

1.         We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Response:

The Company recognizes that climate-related disclosures generally are important to our stakeholders, including many of our shareholders. As part of its disclosure controls and procedures, the Company assesses the intended audience and purpose of each of its communications (e.g., sustainability report, press releases, SEC filings, Company website) and takes into account applicable disclosure requirements under U.S. securities laws and regulations, and then tailors the information provided appropriately.

For SEC filings, such as our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020 (the “2020 Form 10-K”), this assessment includes consideration of whether the information is material to our shareholders. To the extent that any of the important climate-related information that the Company elects to provide in its 2019-2020 Sustainability Report available on our corporate website (the “Sustainability Report”) or elsewhere rises to the level of materiality under the U.S. securities laws and regulations and is responsive to the disclosure requirements of the applicable form and Rule 12b-20 of the Securities Exchange Act of 1934, the Company includes such information in its SEC filing. As one would expect, our Sustainability Report includes more expansive information about environmental, social and governance subjects that do not rise to the level of materiality under the federal securities laws.

The Company respectfully advises the Staff that it believes that the 2020 Form 10-K includes all climate-related information from the Sustainability Report that is both material to an understanding of Matson’s business and responsive to Form 10-K disclosure requirements. Specifically, the 2020 Form 10-K includes climate-related discussions in the Business Description and Risk Factors about the Company’s Hawaii fleet renewal program, compliance with vessel emission regulations, the installation of exhaust gas cleaning systems (commonly referred to as “scrubbers”), the Hawaii terminal modernization and expansion program, the potential impacts of weather and other climate-driven events, and compliance with environmental laws and regulations, including those relating to climate change and greenhouse gas emissions. Recognizing that additional climate-related information may be of interest to some shareholders, we also included in the 2020 Form 10-K a cross-reference to the Sustainability Report which includes voluntarily provided information.

With respect to future filings, the Company will continue to monitor and evaluate whether the inclusion of additional climate-related information is appropriate at such time in response to applicable disclosure requirements.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 26

2.         Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures.

The Company respectfully advises the Staff that it believes that the 2020 Form 10-K identifies and quantifies all capital expenditures that are material and responsive to Form 10-K disclosure requirements. Matson has not made any capital expenditures solely for climate-related reasons. Matson’s investments in projects involve complex business decisions and often are supported by multiple rationale, which may include environmental benefits. For example, in the Business Description section of the 2020 Form 10-K the Company discloses its past investments of $1,024 million for the construction of four new vessels as part of its fleet renewal program. These state-of-the-art vessels replaced steamships that were near the end of their useful lives and contain a number of modern innovations, including environmental features designed to help reduce greenhouse gas emissions. Similarly, in the Liquidity and Capital Resources section of the 2020 Form 10-K, the Company identifies and quantifies dry-dock scrubber installation expenditures of approximately $20 million that it expected to make in 2021. The scrubbers allow certain of the

Company’s vessels to burn lower cost, high sulfur fuels, but also have an environmental benefit of reducing overall sulfur emissions.

3.         To the extent that you expect decreased demand for your services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, please disclose any material expected effect on your business, financial condition, and results of operations.

The Company respectfully advises the Staff that it currently does not, and at the time it filed the 2020 Form 10-K did not, for the foreseeable future expect a material decrease in demand for its ocean transportation services as a result of the use of fuel oils aboard its vessels. As disclosed in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, the Company has experienced heightened demand for our expedited Transpacific services. The Company acknowledges that, in the future, it is possible that customer expectations may change, and to the extent that occurs, we would plan to update our disclosures when and if such customer actions become material to our business, financial condition and results of operation.

4.         If applicable and to the extent material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

●	quantification of material weather-related damages to your property or operations; and
●	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

The Company respectfully advises the Staff that it believes the 2020 Form 10-K discusses any significant physical effects of climate change on Matson’s operations and results. In all periods covered by the 2020 Form 10-K, the Company did not experience any material weather-related damages to our property or operations. From time to time, severe weather events such as hurricanes or typhoons may cause ports to be closed temporarily or may force our vessels to alter their routes to avoid such severe weather which could delay their port arrival schedules. However, these port closures or late vessel arrivals generally have resulted in delays rather than cancellations and have not had a material effect on the Company’s operations. We also work closely with major customers and suppliers to advance freight and pre-position disaster recovery and relief materials when practicable. To the extent the Company believes its operations may be susceptible to disruptions in the future as a result of weather or climate change, the Company describes these risks in the Risk Factors section of the 2020 Form 10-K (see risk factor captioned “The Company’s operations are susceptible to weather, natural disasters, maritime accidents, spill events and other operating risks”).

5.         Quantify any material increased compliance costs related to climate change.

The Company respectfully advises the Staff that, to date, material costs related to projects with environmental benefits have involved capital expenditures that are disclosed in the Company’s SEC filings (see our response to Comment Number 2 above). In addition, the Company recognizes that it incurs costs related to compliance with government regulations and other regulatory requirements. To the extent that these compliance costs may be related to climate change, any increase in such costs in the periods covered by the 2020 Form 10-K were not material to the Company’s financial results. In future filings, the Company will quantify increased compliance costs related to climate change to the extent they are material and separately quantifiable.

6.         If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

The Company respectfully advises the Staff that, to date, our purchases of carbon offsets and sales of carbon credits have not been material and have not had a material effect on our business, financial condition or results of operations. With respect to future filings, the Company will monitor and evaluate whether any such activities are material at such time, and if material, will disclose those activities.

*                *                *

Should you have any further questions on the above, please do not hesitate to contact me at (510) 628-4565.

Sincerely,

/s/ Joel M. Wine
Joel M. Wine
Executive Vice President and Chief Financial Officer

cc: Constance H. Lau (Chair, Audit Committee)